November 29, 2012

Michael McTiernan
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via EDGAR Filing

Re:          Vestin Realty Mortgage I, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 16, 2012
File No. 001-51964

Dear Mr. McTiernan:

On behalf of Vestin Realty Mortgage I, Inc, we are responding to comments received from the Commission letter dated November 5, 2012.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

General

Comment 1

In future Exchange Act reports, if the total value of your real estate owned for sale exceeds 10% of the total value of your portfolio, please revise your disclosure to provide operating data for such properties, including occupancy, rents, lease expiration, net operating income, and geographic diversification.

Response:

In future Exchange Act reports, we will provide operating data for real estate held for sale, including occupancy, rents, lease expiration, net operating income, and geographic diversification when such properties exceeds 10% of the total value of our portfolio.

Item 1. Business, page 1

Comment 2

We note your disclosure on page 6 regarding credit evaluations. In future Form 10-K’s, please provide a more detailed description of the relative frequency with which the manager evaluates the borrower’s creditworthiness when making new loans, based on historical practice.

Response:

In future Form 10-K’s, we will provide a more detailed description of how the manager evaluates the borrower’s creditworthiness when making new loans.

Acquisition and Investment Policies, page 3

Comment 3

In future Exchange Act reports, please expand the discussion about your current portfolio to address the percentage of your loans, if any, that are variable rate.

Response:

In future Exchange Act reports, we will expand discussion about our current portfolio to address the percentage of loans that are variable rate. As of September 30, 2012, we had one loan with a variable rate which represented approximately 1% of our total portfolio. All other loans as of September 30, 2012 have fixed interest rates.

Risk Factors, page 13

Comments 4

In future filings, please revise your risk factors to include relevant current portfolio data to the extent useful to evaluating the extent of the disclosed risk. For example, we note that your risk factors on rate of defaults, number of non-performing loans, changes in LTVs, portfolio diversification and other risks are presented generically and do not include any data specific to your portfolio.

Response:

As we are a smaller reporting company, we plan to remove the risk factors in future Exchange Act reports as they are not required.

Asset Quality and Loan Reserves, page 16

Comment 5

We note that as of June 30, 2012 you have loans outstanding in the amount of $11.2 million, approximately 83% of your gross loans outstanding, which have no specific or general reserve allowances. Given the nature of your loans, which you describe as riskier than those of other financial institutional lenders, and your history of losses on your loans, tell us how you have determined it is not necessary to record any loss allowances against such a significant amount of your portfolio.

Response:

Our loan portfolio balance of $11.2 million is a cumulative balance of individual loans.  We maintain appraisals from third party appraisers annually for all investments in real estate loans and real estate held for sale that have a positive net balance recognized on our balance sheet. The appraisals are prepared using the “AS-IS” methodology of determining the estimated value of the property. The appraisal is used as the basis to determine if it is necessary to record a loss or allowance against the investment.

Purchases of Equity Securities…, page 26

Comment 6

In future Form 10-K’s, please provide the data required by Item 703 of Regulation S-K for all months in the period presented. Refer to Item 703(b).

Response:

We will provide the data required by Item 703 of Regulation S-K for all months in the period presented in future Form 10-Ks.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Comment 7

We note your disclosure on page 28 and elsewhere that your LTV disclosure is based on updated appraisals. Please provide us a schedule showing the dates of the most recent appraisals used to calculate your LTVs and tell us whether or not they we done by independent third parties. We may have further comment.

Response:

The following is a schedule showing the dates of the most recent appraisals used to calculate the LTVs.  All were performed by independent third parties and were Members of the Appraisal Institute and held the Member, Appraisal Institute (MAI) designation:

Loan	Appraisal Date	Appraisal By
1224-07-08	02/21/12	Third Party, MAI
1245-11-09	08/20/12	Third Party, MAI
1264-10-11	11/2/2011	Third Party, MAI
1271-02-12	5/9/2012	Third Party, MAI
1274-03-12	11/15/2011	Third Party, MAI
1291-03-12	3/2/2012	Third Party, MAI
1294-05-12	10/8/2012	Third Party, MAI
1295-05-12	6/12/2012	Third Party, MAI
1296-05-12	6/12/2012	Third Party, MAI
1297-05-12	6/12/2012	Third Party, MAI
1299-06-12	6/28/2012	Third Party, MAI
1300-06-12	6/8/2012	Third Party, MAI
1301-06-12	9/26/2012	Third Party, MAI

Summary of Financial Results, page 29

Comment 8

In future Exchange Act reports, please revise your disclose to expand your explanation of significant changes in operating expenses line items. For example, we note significant period to period changes in “consulting” and “other.”

Response:

In future Exchange Act reports, we will revise our disclose to expand our explanation of significant changes in operating expenses line items.

In connection with this response, please note that the Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company  may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately address your comments.

Very truly yours,

/s/ Eric Bullinger
Eric Bullinger
Chief Financial Officer
Vestin Realty Mortgage I, Inc.